EXHIBIT 99.1

Driver Management Company LLC

November 6, 2019

Mr. John McCullough

Lead Director

c/o Ms. Tonya Sturm

Secretary

First United Corporation

19 South Second Street

Oakland, MD 21150

Via email

Mr. McCullough,

As we have noted publicly, First United is a poster child for bad corporate governance practices. This is not surprising since the operating paradigm at First United seems to be that of a controlling Chairman and CEO surrounded by directors unable or unwilling to exercise independent judgment. This problematic governance arrangement has previously led to disaster for stockholders, such as when former Chairman and CEO William Grant substantially increased First United’s risk profile immediately prior to the financial crisis without proper supervision. Despite that painful (to stockholders, not directors, since you Kathryn Burkey, Robert Kurtz, Elaine McDonald, Gary Ruddell, Robert Rudy and Andrew Walls continued to collect fees even as stockholders had to forego dividend payments and watch the value of their First United stock plummet) object lesson, this pattern of irresponsible obeisance to the self-aggrandizing decisions of the Chairman and CEO seems to be continuing at First United to the detriment of stockholders and other stakeholders.

The board clearly needs to undertake a holistic review of its troubling corporate governance practices, some of which include the following:

Related Party Transactions involving H. Andrew Walls/Morgantown Printing Payments

NASDAQ listing standards call (with very limited exceptions) for all members of an issuer’s compensation and nominating committees to be independent. First United’s most recent proxy statement (the “Proxy Statement”) notes both that Mr. Walls is the owner of Morgantown Printing and Binding, Inc. (“Morgantown Printing”) and that First United expected to pay Morgantown Printing $250,000 in 2019 and paid Morgantown Printing $206,887 in 2018. Pursuant to NASDAQ Rule 5605(a)(2)(D), since payments to a company controlled by Mr. Walls exceeded $200,000 in 2018, it would appear that Mr. Walls would not be considered an independent director unless the payments made to Morgantown Printing were less than 5% of Morgantown Printing’s gross revenues. Please provide a list of all payments made to Morgantown Printing over the last three years as well as an audited statement showing Morgantown Printing’s gross revenue for the same time periods.

Combined Roles of Chairman and CEO

I recently met with Carissa Rodeheaver, First United’s Chairman and CEO, and found her to be furiously intent on preserving First United’s independence at all costs. I believe that other stockholders have had similar experiences. While unfortunate, this attitude is not surprising, since in a sale, she would likely lose her positions as Chairman and CEO. Clearly, this creates a significant conflict, since the most pressing question before the First United board is whether to maximize stockholder value through a sale or press on as an independent company regardless of the consequences. It is therefore entirely inappropriate that the Board continues to permit the CEO to take the lead with third parties in discussions that involve the question of whether to remain as standalone or pursue a value-maximizing transaction.

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According to Calpers governance principles, “The CEO and chair roles should only be combined in very limited circumstances.” Yet, First United has maintained such a combined arrangement for more than two decades without ever having addressed its obvious shortcomings. As noted above, you, Kathryn Burkey, Robert Kurtz, Elaine McDonald, Gary Ruddell, Robert Rudy and Andrew Walls (together a majority of the current board) were on the board during the run up to the financial crisis and seemingly allowed the then Chairman and CEO to take spectacularly ill-advised and ill-timed risks that led to a massive destruction of stockholder value. I would have thought that experience alone would be enough to convince the board of the need to separate the roles of Chairman and CEO. However, the question remains: when will First United follow suit with the ever-growing number of companies who have taken the decisive step to strengthen their corporate governance and promote management accountability by appointing an independent director as Chairman?

As pointed out in a recent issue of Bank Director, “Remember, the CEO works for the board. The board does not work for the CEO—but when the CEO is also the chair, it kind of does.”[1] Put another way, the CEO should not be their own boss. Quite frankly, Ms. Rodeheaver has not earned the right to be her own boss. At the risk of stating the obvious, the First United board is essentially working for Ms. Rodeheaver, whose main priority appears to be her own job preservation — hopefully there is no need to elaborate on the myriad issues with this problematic arrangement.

Board Oversight of the CEO’s Outside Activities

During my recent meeting with Ms. Rodeheaver, she was unprepared to answer basic questions regarding First United.[2] This unpreparedness has been a constant theme in all of my meetings with her, leading to obvious questions regarding how much attention she is devoting to addressing the serious issues confronting First United versus commitments that seem motivated more by the desire to raise Ms. Rodeheaver’s profile than create value for stockholders. Based upon the recent announcement that Ms. Rodeheaver—already the chairman of the Maryland Bankers Association—was appointed to the board of the American Bankers Association, it would appear that Ms. Rodeheaver has made a conscious choice to increase her profile in the world of banking associations.

We have some serious concerns and questions regarding Ms. Rodeheaver’s outside roles, as outlined below.

•	Maryland Bankers Association (“MBA”)

o	How much time does Ms. Rodeheaver dedicate to her role as Chariman of the MBA?

•	How many MBA functions does Ms. Rodeheaver attend each year?

•	Does First United pay for Ms. Rodeheaver’s travel and other expenses related to MBA events?

•	How many of those events are held at “resort” destinations out of state?

o	Does First United sponsor any MBA events?

o	How does Ms. Rodeheaver’s involvement with MBA benefit First United stockholders?

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1 http://www.bankdirector.com/committees/governance/the-case-for-appointing-an-independent-chair/

1 For instance, neither she nor First United’s CEO could provide an approximation of what percent of First United’s CRE portfolio is owner occupied.

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•	American Bankers Association (“ABA”)

o	How much time will Ms. Rodeheaver dedicate to her role as a member of the ABA board?

▪	How many ABA functions will Ms. Rodeheaver attend this year?

▪	Does First United pay for Ms. Rodeheaver’s travel and other expenses related to ABA events?

▪	How many of those events are held at “resort” destinations?

o	Does First United sponsor any ABA events?

o	How does Ms. Rodeheaver’s involvement with ABA benefit First United stockholders?

•	What is the purpose of Ms. Rodeheaver maintaining senior roles in two separate banking associations simultaneously?

•	Rodeheaver Rentals

o	How much time does Ms. Rodeheaver spend on Rodeheaver Rentals?

o	Are there any material relationships between Rodeheaver Rentals and customers, employees or directors of First United?

•	What oversight functions does the board have in place to assess the impact of Ms. Rodeheaver’s outside roles on her job performance at First United? I note that no incentive awards were granted to Ms. Rodeheaver in 2017 and that she received only a $5,000 incentive award in 2018. This suggests that the board was less than pleased with her performance. Perhaps the board should also consider limiting Ms. Rodeheaver’s outside activities as well?

I don’t think any stockholder has any illusions regarding Ms. Rodeheaver’s priorities—she is clearly committed to keeping First United independent at all costs, as I understand she has told many stockholders. This is unsurprising given her lack of meaningful stock ownership and the likely diminution of her role and responsibilities following a sale. The question for you and the other remaining members of the board is: where do you draw the line between your loyalty to Ms. Rodeheaver and your overarching duty to stockholders?

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Two last points: First, Ms. Rodeheaver was in New York last week meeting with investors. I imagine that many investors expressed strong support for a sale and may have cautioned against a proxy fight. Has the board received a report from Ms. Rodeheaver regarding her meetings and, if so, what is the board doing with the feedback from investors?

Second, as I have mentioned many times in my email communications to you, I suggest that we speak directly, either in person or by phone in order to avoid any miscommunications and to have a frank discussion regarding First United and its prospects. Since I have had no response from you, I assume that you are not interested in talking.

/s/ Abbott Cooper

J. Abbott R. Cooper

Managing Member

Driver Management Company LLC

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